

August 18, 2010

Thomas C. Freyman
CFO & EVP Finance
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064

> **Re: Abbott Laboratories**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 15, 2010**
> **File No. 001-02189**

Dear Mr. Freyman:

We have reviewed your June 30, 2010 response to our June 16, 2010 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement of Schedule 14A filed March 15, 2010

Executive Compensation
Compensation Discussion and Analysis
Compensation Components
Performance-Based Annual Cash Incentives, page 14

1. We note your response to Comment 5 regarding corporate goals and reissue the comment in part. Please expand your proposed disclosure of your pre-determined 2009 financial goals to describe each goal in greater detail. For example, your proposed disclosure lists "Key Financial Goals (sales, margin, etc.)" as one performance measure. Please revise your proposed disclosure to discuss the sales goal, margin goal, and other goals separately, identifying each unlisted goal. Please provide similar expanded proposed disclosure for the goals underlying the "Business Process and Other Financial Goals"

measure. Identify the weighting of each goal. In addition, please quantify each goal and target, and describe the level of achievement of all of the financial goals.

2. We note your response to Comment 5 regarding individual goals and reissue the comment. We note your statement in your supplemental response that providing disclosure regarding the specific pre-determined individual goals would cause the company competitive harm. Please note that in order to keep your performance metrics confidential pursuant to Instruction 4 to Item 402(b) of Regulation S-K you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company.

    To the extent that you are concerned about the release of our correspondence, you may request confidential treatment pursuant to Rule 83. In order to do this, please file on EDGAR your supplemental response requesting confidential treatment under Rule 83, redacting the information you argue to be confidential. Please note that only those words, numbers and phrases for which confidentiality is necessary should be redacted. Further, an unredacted copy of your supplemental response requesting Rule 83 treatment must be mailed directly to the Staff.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director